

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Stephen T. Chen
Chief Executive Officer
Amarillo Biosciences, Inc.
4134 Business Park Drive
Amarillo, TX 79110

> **Re: Amarillo Biosciences, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 28, 2021**
> **File No. 000-20791**

Dear Dr. Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Junyong Lee